UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of onshore field in Sergipe

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Rio de Janeiro, June 14, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 08/05/2020, informs that it has today finalized the sale of its 50% interest in the Dó-Ré-Mi onshore field, located in the Sergipe-Alagoas Basin, in the state of Sergipe, to the company Centro-Oeste Óleo e Gás Ltda.

After fulfilling the previous conditions, the operation was concluded for the sale price of US$37.6 thousand, which had already been paid to Petrobras on the date the purchase and sale agreement was signed, on 08/05/2020.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure of assignment of exploration rights, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This trasaction is aligned with the strategy of portfolio optimization and the improvement of the company's capital allocation, increasingly concentrating its resources on world-class assets in deep and ultra-deep waters, where Petrobras has demonstrated great competitive edge along the years.

About Dó-Ré-Mi field

The Dó-Ré-Mi field is part of the BT-SEAL-13A onshore concession, which is located south of the Carmópolis field, in the Sergipe-Alagoas Basin, in the state of Sergipe. Petrobras had a 50% stake in the Dó-Ré-Mi field in partnership with Ubuntu Engenharia e Serviços Ltda., which is the operator and holds the remaining 50%. The Dó-Ré-Mi field has two gas discovery wells.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included h

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer